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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated May 31, 2002 announcing SONERA COMPLETED THE SALES OF GATEWAY LTD'S FINANCING BUSINESS AND SHARES IN PRIMATEL LTD.

SONERA CORPORATION	STOCK EXCHANGE RELEASE May 31, 2002, 5.30 p.m.	1(1)

SONERA COMPLETED THE SALES OF GATEWAY LTD'S FINANCING BUSINESS AND SHARES IN PRIMATEL LTD

        Sonera Corporation has completed the sale of the financing business of Sonera Gateway Ltd (Sonera 100%) to Nordea Rahoitus Suomi Oy. On May 23, 2002, the Finnish Competition Authority announced its approval of the transaction.

        In the transaction, the leasing property of approximately EUR 114 million of Sonera Gateway Ltd and the related leasing agreements of Sonera Gateway Ltd were transferred to Nordea Rahoitus Suomi Oy.

        The transaction between Sonera and YIT Corporation on the sale of the share capital of Primatel Ltd has also been completed. On May 16, 2002, the Finnish Competition Authority announced its approval of the transaction. The final selling price was approximately EUR 34 million. Sonera received the selling price today.

        Sonera will record gains in the total of approximately EUR 35 million from the transactions for the second quarter. As announced previously, Sonera intends to use the proceeds from the transactions to strengthen its financial position.

        Sonera Corporation (HEX: SRA, Nasdaq: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9,000 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications and IR

For further information at Sonera, please contact:
Esko Rytkönen, Senior Vice President, Corporate Finance
Tel.: +358 2040 58632
E-mail: esko.rytkonen@sonera.com

For further information at Sonera Gateway Ltd, please contact:
Timo Paju, Managing Director, Sonera Gateway Ltd
Tel. +358 2040 66883
E-mail: timo.paju@sonera.com

DISTRIBUTION:
HEX Helsinki Exchanges
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2002	SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SIGNATURES